EXHIBIT 4.11

Granite Hill Capital Ventures, LLC

401 El Cerrito Avenue

Hillsborough, CA 94010

(650) 348-2716

March 12th, 2013

Howard Montgomery, CEO and Chairman

Calpian Inc.

500 N. Akard, Suite 2850

Dallas, Texas 75201

This letter outlines conditions and agreements between Calpian, Inc. (“Calpian”) and Granite Hill Capital Ventures, LLC (“GHCV”), and references the Loan and Security Agreement (“the Agreement”) dated November 9th, 2012.

Calpian agrees to include as many provisions below in an amendment to the Agreement no later than March 31st, 2013, without in any way prejudicing the validity and enforceability of the items below:

1.

Any funds earned or originating from operating cash flow, including but not limited to credit card residuals, can only be used for operating expenses, interest payments to senior and subordinated debt, and amortization of senior debt.

2.	Explicitly, no maturing subordinated debt principal can be paid down without GHCV approval
3.	Sameet Mehta will be placed as a signatory, through becoming an officer of Calpian or other means, to processor accounts.
4.

A warrant will be issued to GHCV of 500,000 shares at an exercise price of $2.00 per share, expiring 03/31/2018. This warrant will be issued by 3/31/2013. This warrant will be cancelled if one of the following two conditions are met

a.	$3.0 million or more in equity financing is raised by 3/31/2014
b.	All subordinated debt are either converted to equity or mature the later of 12/31/2016 or the maturity date of the senior debt and $1.0 million in equity financing is raised by 3/31/2014
5.

If average attrition for Pipeline Data residuals during Q2 2014, which is April to July, or during Q3 2014 which is July to October is 1.4% or higher, then the amount of equity to be raised in 3(b) above will be $1.5 million

6.	It will be mutually understood that additional draws on senior debt capital would only be towards accretive acquisitions of residuals cash flows.

Agreed and signed:

/s/ Harold Montgomery	/s/ Sameet S. Mehta

Harold Montgomery	Shailesh J. Mehta, CEO, GHCV LLC
CEO and Chairman, Calpian, Inc.	Sameet S. Mehta as Attorney –in-fact